

Joanne Haruta · 3rd
Lost Spirits
Las Vegas, Nevada, United States · Contact info
64 connections


Lost Spirits Distillery, Inc.

University of California,
Berkeley - Walter A. Haas
School of Business

Experience


Co-founder
Lost Spirits Distillery, Inc.
Oct 2009 - Present · 12 yrs 6 mos
Los Angeles, CA and Las Vegas, NV

Co-creator, co-owner and board member

Education


University of California, Berkeley, Haas School of Business
Business
1999 - 2001